EXHIBIT A

STOCKHOLDER PROPOSALS FOR
ANNUAL MEETING OF THE STOCKHOLDERS
January 10, 2011

The following is the full text of each Stockholder Proposal for the Annual Meeting of Triangle Alternative Network, Inc. (The “Corporation”)

1.	The election of Lyle J. Mortensen, Gerry Shirren and Tiffany Kalahiki as Directors.

RESOLVED, that the following individuals are elected to serve as members of the Board of Directors:
Lyle J. Mortensen
Gerry Shirren
Tiffany Kalahiki

RESOLVED FURTHER, that the foregoing persons be, and they hereby are, elected to serve as the Directors of this Corporation until the next annual meeting of the stockholders of the Corporation, or until successors shall be elected and qualified.

2.	The change of the Company name from Triangle Alternative Network, Inc. to Global Smart Energy, Inc.

              RESOLVED, that the Company change its name from Triangle Alternative Network, Inc. to Global Smart Energy, Inc.

           RESOLVED FURTHER, that the officers are authorized to file an amendment to the Articles of Incorporation in order to make the change of the name of the Company.

3.	Amendment of the Bylaws of the Corporation to provide for Majority Written Consent.

RESOLVED, that Article 2 Section 2.07 (e) of the Corporation’s Bylaws shall be amended and restated as set forth below, in order to authorize the execution of written consents of the majority stockholders to approve corporate actions, as allowable by the Delaware Corporate laws in lieu of holding annual or special meetings of the stockholders:

ARTICLE 2

Section 2.07. Voting List, Voting and Proxies.

2.07 (e) – The majority stockholders of the Corporation, holding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted consent to such action in writing, shall be permitted to execute written consents to vote upon matters set before them and shall not be required to hold annual or special meetings to vote upon such matters.

RESOLVED FURTHER, that the foregoing amendment, substantially as set forth in the amendment language above, is hereby adopted and approved as an amendment to the Bylaws of the Corporation with such changes as the Board of Directors may deem necessary.

RESOLVED FURTHER, that the Secretary of the Corporation, or any other proper officer of the Corporation, be , and is hereby authorized, to prepare and the amended Bylaws with the proper authorities and place the same in the Minute Book of the Corporation as a true and correct amendment to the Bylaws of the Corporation.